210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Reovirus Research to be
Presented at AACR Annual Meeting

CALGARY, AB, --- March 16, 2009 –Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that abstracts covering research with reovirus (REOLYSIN®) are available on the American Association for Cancer Research (AACR) website at www.aacr.org, and on the Oncolytics website at www.oncolyticsbiotech.com.   The research is scheduled to be delivered at the 100th AACR Annual Meeting in Denver, Colorado, April 18-22, 2009.

The first abstract, entitled “Reovirus Infection in Combination with Chemotherapy Improves the Efficacy of Treatment in Primary Cultures of Patient Derived Epithelial Ovarian Cancer” covers preclinical work using reovirus in combination with cisplatin, paclitaxel and gemcitabine.  The combination of reovirus with chemotherapy induced an additive effect in most cases, however a clear synergistic response was seen at certain dose combinations in more than 30 per cent of the samples treated with reovirus and paclitaxel.

The investigators concluded that the data supports a significant synergistic effect of reovirus and paclitaxel.  A poster presentation is scheduled to be delivered by Dr. Geoff Hall and his research group from St. James’s Hospital in Leeds, U.K., on Sunday, April 19, 2009.

The second abstract, entitled “Clinical Evidence of Reovirus Oncolysis in Human Prostate Cancer” reports on early clinical work using reovirus in a small cohort of prostate cancer patients prior to prostatectomy.  Six prostate cancer patients with cancer confined to the prostate gland received a single injection of REOLYSIN®, followed by prostatectomy several weeks later.  Intralesional reovirus injections resulted in minimal side effects, and evidence of anti-tumour activity.  There was no evidence of viral spread to adjacent normal prostate tissues.  Evidence of reovirus spread to other intraprostatic cancerous lesions was not observed.

The investigators concluded that reovirus therapy may provide a novel treatment for prostate cancer, however, ongoing work to circumvent immune clearance of reovirus is required.  A poster presentation is scheduled to be delivered by Dr. Don Morris and his research group from the Tom Baker Cancer Centre, Calgary, on Tuesday, April 21, 2009.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the abstracts and materials presented on the AACR website and at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com